Health-Right Discoveries, Inc.

18851 NE 29th Avenue, Suite 700

Aventura, FL 33180

June 25, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Ms. Dorrie Yale
Ms. Mary Beth Breslin

Re:	Health-Right Discoveries, Inc. (the “Company”)
Registration Statement on Form S-1, as amended,
File No. 333-224738

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement is accelerated so that it will become effective at 4:00 p.m. Eastern Time on Wednesday, June 27, 2018, or as soon thereafter as practicable.

If you have any further questions or comments, kindly contact the undersigned at (305) 705-3247 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (305) 358-5100, extension 103.

Very truly yours,

HEALTH-RIGHT DISCOVERIES, INC.

By:	/s/ David Hopkins
David Hopkins
President and Chief Executive Officer